November 13, 2009

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Forum Funds – Registration Statement on Form N-14
 File Nos. 002-67052 and 811-3023

Dear Sir or Madam:

On behalf of Forum Funds (the “Trust”), transmitted herewith for filing is a registration statement for the Trust on Form N-14 (the “Registration Statement”).  The Registration Statement includes a Letter to Shareholders, Notice of Special Meeting of Shareholders of the Lou Holland Growth Fund (the “Target Fund”), Shareholder Q&A, Combined Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”) and Form of Proxy for the special meeting of shareholders of the Target Fund scheduled to be held in January 22, 2010 (the “Special Meeting”).  The Special Meeting is being held to request shareholder approval of the reorganization of the Target Fund into the Investor Shares of the Lou Holland Growth Fund (the “Acquiring Fund”), a newly created series of the Trust.

In connection with the reorganization, the assets and liabilities of the Target Fund will be acquired and assumed by the Acquiring Fund in exchange for shares of the Investor Shares of the Acquiring Fund.  Thereafter, the Target Fund will be dissolved and liquidated and Investor Shares of the Acquiring Fund will be distributed to the Target Fund’s shareholders.   The Trust is contemporaneously filing a Registration Statement on Form N-1A to register the Acquiring Fund with the Securities and Exchange Commission.

Pursuant to Rule 488 under the Securities Act of 1933, as amended, this Registration Statement will become effective 30 days from today.

This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

Cc:           David Faherty
   Atlantic Fund Administration